UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  Schedule 13D



                   Under the Securities Exchange Act of 1934

                               (Amendment No.__)*

                           Lillian Vernon Corporation
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)




                                   532430105
                                 (CUSIP Number)



                                 Andrew Gregor
                           Lillian Vernon Corporation
                                543 Main Street
                          New Rochelle, New York 10801
                           Telephone: (914) 637-5630
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 June 13, 1995
            (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                        Exhibit Index on Sequential
                                                Page Number __
                                        Total of Sequentially Numbered
                                                Pages ___


                                Page 1 of __






                                SCHEDULE 13D

CUSIP NO. 532430105                                     PAGE 2 OF   PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

        FS Equity Partners III, L.P., a Delaware limited partnership
- ------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [x]
                                                                      (b) [ ]
- ------------------------------------------------------------------------------
3.     SEC USE ONLY
- ------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*                                         oo (see Item 3)
- ------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

- ------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware
- ------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                          -0-
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER         4,321,561 (see Item 5)
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                     -0-
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                   -0-
- ------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                  4,321,561 (see Item 5)
- ------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                          [ ]

- ------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                43.0%
- ------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                                          PN
- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







                                SCHEDULE 13D

CUSIP NO. 532430105                                     PAGE 3 OF   PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

        FS Capital Partners, L.P., a California limited partnership
- ------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [x]
                                                                      (b) [ ]
- ------------------------------------------------------------------------------
3.     SEC USE ONLY
- ------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*                                         oo (see Item 3)
- ------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

- ------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION                         California
- ------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                          -0-
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER          4,321,561 (see Item 5)
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                         -0-
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                       -0-
- ------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                  4,321,561 (see Item 5)
- ------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                          [ ]

- ------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                43.0%
- ------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                                          PN
- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







                                SCHEDULE 13D

CUSIP NO. 532430105                                     PAGE 4 OF   PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

        FS Holdings, Inc., a California corporation
- ------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [x]
                                                                      (b) [ ]
- ------------------------------------------------------------------------------
3.     SEC USE ONLY
- ------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*                                         oo (see Item 3)
- ------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

- ------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION                         California
- ------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                          -0-
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER         4,321,561 (see Item 5)
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                     -0-
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                   -0-
- ------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                  4,321,561 (see Item 5)
- ------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                          [ ]

- ------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                43.0%
- ------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                                          CO
- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







                                SCHEDULE 13D

CUSIP NO.532430105                                      PAGE 5 OF   PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

        FS Equity Partners International, L.P., a Delaware limited partnership
- ------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [x]
                                                                      (b) [ ]
- ------------------------------------------------------------------------------
3.     SEC USE ONLY
- ------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*                                         oo (see Item 3)
- ------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

- ------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware
- ------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                          -0-
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER          4,321,561 (see Item 5)
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                     -0-
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                   -0-
- ------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                   4,321,561 (see Item 5)
- ------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                          [ ]

- ------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                43.0%
- ------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                                          PN
- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







                                SCHEDULE 13D

CUSIP NO. 532430105                                     PAGE 6 OF   PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

        FS&Co. International, L.P., a Cayman Islands exempted limited partnership

- ------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [x]
                                                                      (b) [ ]
- ------------------------------------------------------------------------------
3.     SEC USE ONLY
- ------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*                                         oo (see Item 3)
- ------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

- ------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION                     Cayman Islands
- ------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                          -0-
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER          4,321,561 (see Item 5)
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                     -0-
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                   -0-
- ------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                   4,321,561 (see Item 5)
- ------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                          [ ]

- ------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                43.0%
- ------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                                          PN
- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







                                SCHEDULE 13D

CUSIP NO. 532430105                                     PAGE 7 OF   PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

        FS International Holdings Limited, a Cayman Islands exempted company limited by shares
- ------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [x]
                                                                      (b) [ ]
- ------------------------------------------------------------------------------
3.     SEC USE ONLY
- ------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*                                         oo (see item 3)
- ------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

- ------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION                     Cayman Islands
- ------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                          -0-
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER          4,321,561 (see Item 5)
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                     -0-
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                   -0-
- ------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                  4,321,561 (see Item 5)
- ------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                          [ ]

- ------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                43.0%
- ------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                                          CO
- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







                                SCHEDULE 13D

CUSIP NO. 532430105                                     PAGE 8 OF   PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

        Ronald P. Spogli
- ------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [x]
                                                                      (b) [ ]
- ------------------------------------------------------------------------------
3.     SEC USE ONLY
- ------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*                                         oo (see Item 3)
- ------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

- ------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION                     United States
- ------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                          -0-
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER          4,321,561 (see Item 5)
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                     -0-
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                   -0-
- ------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                  4,321,561 (see Item 5)
- ------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                          [ ]

- ------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                43.0%
- ------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                                          IN
- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







                                SCHEDULE 13D

CUSIP NO. 532430105                                     PAGE 9 OF   PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

        John M. Roth
- ------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [x]
                                                                      (b) [ ]
- ------------------------------------------------------------------------------
3.     SEC USE ONLY
- ------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*                                         oo (see Item 3)
- ------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

- ------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION                     United States
- ------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                          -0-
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER       4,321,561 (see Item 5)
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                     -0-
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                   -0-
- ------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                  4,321,561 (see Item 5)
- ------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                          [ ]

- ------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                43.0%
- ------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                                          IN
- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







                                SCHEDULE 13D

CUSIP NO. 532430105                                     PAGE 10 OF   PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

        VB Investment Corporation, a Delaware corporation
- ------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [x]
                                                                      (b) [ ]
- ------------------------------------------------------------------------------
3.     SEC USE ONLY
- ------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*                                         oo (see Item 3)
- ------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

- ------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware
- ------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                          -0-
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER         4,321,561 (see Item 5)
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                     -0-
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                   -0-
- ------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                 4,321,561 (see Item 5)
- ------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                          [ ]

- ------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                43.0%
- ------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                                          CO
- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.









Item 1. Security and Issuer.

        This statement on Schedule 13D (this "Statement") relates to the Common Stock, $.01 par value per share, CUSIP Number 532430105 (the "Issuer Common Stock"), of Lillian Vernon Corporation, a Delaware corporation (the "Issuer"), which has its principal executive offices at 543 Main Street, New Rochelle, New York 10801.

Item 2. Identity and Background.

         This Statement is filed pursuant to the Joint Reporting Agreement attached hereto as Exhibit 1 on behalf of FS Equity Partners III, L.P., a Delaware limited partnership ("FSEP III"), FS Capital Partners, L.P., a California limited partnership ("Capital Partners"), FS Holdings, Inc., a California corporation ("FS Holdings"), FS Equity Partners International, L.P., a Delaware limited partnership ("FSEP International"), FS&Co. International, L.P., a Cayman Islands exempted limited partnership ("FS&Co. International"), FS International Holdings Limited, a Cayman Islands exempted company limited by shares ("International Holdings"), Ronald P. Spogli ("Spogli"), John M. Roth ("Roth") and VB Investment Corporation, a Delaware corporation ("VB Investment," and together with FSEP III, Capital Partners, FS Holdings, FSEP International, FS&Co. International, International Holdings, Spogli and Roth, the "Filing Persons.")

        FS Holdings is the general partner of Capital Partners, which is the general partner of FSEP III. International Holdings is the general partner of FS&Co. International which is the general partner of FSEP International.

        FSEP III, Capital Partners and FS Holdings each has its principal business address and its principal office at 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. FSEP III was formed to make private equity investments. Capital Partners and FS Holdings were each formed to organize and manage the transactions in which FSEP III is the principal investor.

        FSEP International, FS&Co. International and International Holdings each has its principal business address and its principal office at c/o Paget-Brown & Company, Ltd., West Winds Building, Third Floor, P.O. Box 1111, Grand Cayman, Cayman Islands, B.W.I. FSEP International was formed to make private equity investments. FS&Co. International and International Holdings were each formed to organize and manage the transactions in which FSEP International is the principal investor.

        Bradford M. Freeman ("Freeman"), Spogli, William M. Wardlaw ("Wardlaw"),
J. Frederick Simmons ("Simmons") and Roth are the directors, executive officers and sole shareholders of FS Holdings and International Holdings. The principal occupation of each of Freeman, Spogli, Wardlaw, Simmons and Roth is to serve as the directors and executive officers of Freeman Spogli & Co. Incorporated, a Delaware corporation formed to make private equity investments ("FS&Co."). Each of Freeman, Spogli, Wardlaw and Simmons has his principal business address and his principal office at 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. Roth has his principal business address and his principal office at 599 Lexington Avenue, 18th Floor, New York, New York 10022.

        VB Investment has as its principal business address and its principal office at 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. VB Investment was recently formed for the purpose of engaging in the Merger (as defined below in Item 4). Spogli is the President, Wardlaw is the sole director, a Vice President and Assistant Secretary, Roth is a Vice President and Mark J. Doran ("Doran") is Secretary of VB Investment. Doran's principal occupation is as an employee of FS&Co. His principal business address and principal office are at 599 Lexington Avenue, 18th Floor, New York, New York 10022.

        During the last five years, none of FSEP III, Capital Partners, FS Holdings, FSEP International, FS&Co. International, International Holdings, VB Investment, Freeman, Spogli, Wardlaw, Simmons, Roth or Doran has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Each of Freeman, Spogli, Wardlaw, Simmons, Roth and Doran is a citizen of the United States.

        By virtue of the execution of the Agreement (described below in Item 6), the Filing Persons may be considered members of a group that includes Lillian Vernon ("Lillian"), David C. Hochberg ("David") and Fred P. Hochberg ("Fred," and collectively with Lillian and David, the "Vernon Filing Persons").

Item 3. Source and Amount of Funds or Other Consideration.

        The Filing Persons have not made any purchases in connection with the execution of the Agreement (described in Item 6(C) hereof).





Item 4. Purpose of Transaction.

        FSEP III and FSEP International have entered into the Agreement (described in Item 6(C) hereof) with the Vernon Filing Persons to facilitate the consummation of the Merger.

        Pursuant to the terms and conditions of an Agreement and Plan of Merger, dated as of June 13, 1995 (the "Merger Agreement") between VB Investment and the Issuer, VB Investment will merge with and into the Issuer (the "Merger") and the Issuer shall be the surviving corporation. Pursuant to the Merger, at the Effective Time (as defined in the Merger Agreement), each share of Issuer Common Stock shall be canceled and converted into the right to receive $19.00 cash payable to the holder thereof, except that approximately 17% and 10% of the shares of Issuer Common Stock held by Lillian and David, respectively, shall remain outstanding. FSEP III and FSEP International shall together hold approximately 70% of Issuer Common Stock and certain members of management of the Issuer will own approximately 3% of Issuer Common Stock after the Merger.

        The Merger Agreement contains customary representations and warranties, covenants and termination provisions.

        If the Merger Agreement is terminated (i) by either the Issuer or VB Investment because Issuer's Board of Directors has (a) withdrawn or modified its approval or recommendation of the Merger or (b) recommended another transaction,
(ii) by VB Investment if another entity, person or group acquires shares of Issuer Common Stock, or shall have been granted any option or right to acquire shares of Issuer Common Stock, representing more than 30% of the then outstanding voting power of the Issuer or (iii) by VB Investment, if an entity, person or group announces an Acquisition Proposal (as defined in the Merger Agreement) involving a majority of the Issuer Common Stock and at the stockholders meeting (a) such Acquisition Proposal remains outstanding and (b) the Merger is not approved and adopted by the affirmative vote of the stockholders of the Issuer and within 12 months of such termination the Issuer shall consummate a transaction involving more than 50% of the Issuer Common Stock pursuant to an Acquisition Proposal, then, in each such event, the Issuer shall promptly pay to FS&Co. $3.5 million as a termination fee.

        If the Merger Agreement is terminated for any of the reasons set forth in clauses (i), (ii) or (iii) in the preceding paragraph, or because the Issuer fails to comply in a material respect with any covenants or agreements in the Merger Agreement to be complied with or performed by it or if the representations and warranties of the Issuer shall not be true in all material respects (other than (i) termination as a result of the failure of certain representations and warranties to be true and correct after the date hereof, or
(ii) the failure of representations and warranties to be true and correct, and such failure does not, individually or in the aggregate (A) have a Material Adverse Effect (as defined in the Merger Agreement) or (B) prevent or materially delay the consummation of the Merger), then the Issuer shall promptly pay to FS&Co. all reasonable out-of-pocket expenses incurred by VB Investment and FS&Co. in connection with the Merger up to a maximum aggregate amount of $1.5 million.

        The Merger Agreement contains customary conditions to the Merger including stockholder approval, compliance with the waiting period requirements, if applicable, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the truth and correctness of representations and warranties, performance of all required obligations, and receipt of the Debt Financing (as defined in Item 6(B) hereof).

        The foregoing description is qualified in its entirety by the Merger Agreement which is attached hereto as Exhibit 2 and incorporated by reference.

        If the Merger is consummated as contemplated by the Merger Agreement, then (i) each of the outstanding shares of the Issuer Common Stock (other than certain shares held by Lillian and David, which will remain outstanding) will be converted into the right to receive cash, (ii) the Issuer's Board of Directors will be declassified and will consist of seven members, one of whom will be designated by Lillian and two of whom will be jointly designated by FSEP III, FSEP International and Lillian, with one of such members to be a current outside member of the Issuer's Board of Directors, (iii) the Issuer will not pay a regular quarterly dividend, (iv) the Issuer Common Stock will no longer by listed on the American Stock Exchange and (v) the registration of the Issuer Common Stock under Section 12(b) of the Exchange Act will be terminated.

        Other than as described above, none of the Filing Persons presently has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

Item 5. Interest in the Securities of the Issuer.

        The percentages of outstanding Issuer Common Stock reported in this Item 5 are based on the assumptions that there are 9,706,838 shares of Issuer Common Stock outstanding, which is the number of outstanding shares reported by the Issuer on its Annual Report on Form 10-K (the "Form 10-K") filed with the Commission on May 24, 1995, plus an aggregate of 351,667 options to purchase Issuer Common Stock held by the Vernon Filing Persons and exercisable within 60 days of the date hereof. Based on such Form 10-K, the Vernon Filing Persons are collectively the beneficial owners of 4,321,561 shares of Issuer Common Stock (the "Vernon Shares"), which represent approximately 43.0% of the outstanding Issuer Common Stock. As of June 13, 1995, each of the Filing Persons may be deemed to be the beneficial owner of the Vernon Shares within the meaning of Rule 13d-3 of the Exchange Act. The responses of the Filing Persons to Items 7 through 11 of the cover pages hereto are herein incorporated by reference.

        Pursuant to the Agreement (described in Item 6(C) hereof), the Vernon



Filing Persons will vote all shares of Issuer Common Stock held by them for the Merger and against certain other transactions specified in the Agreement. The Vernon Filing Persons have granted a proxy to Spogli and Roth to vote their Issuer Common Stock as described above. The Vernon Filing Persons have agreed that they will not transfer, exchange or pledge, hypothecate or encumber in any way (with certain exceptions) the shares of Issuer Common Stock beneficially owned by the Vernon Filing Persons, except as required pursuant to the Merger.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        A.      Joint Reporting Agreement.

                The Filing Persons have executed a Joint Reporting Agreement dated June 13, 1995 which is attached hereto as Exhibit 1 and incorporated herein by reference, pursuant to which they have agreed to file one joint statement on behalf of all of them with respect to the subject matter of this Statement.

        B.      Merger Agreement.

                On June 13, 1995, VB Investment and the Issuer entered into the Merger Agreement as discussed in Item 4 above. Prior to the consummation of the Merger, FSEP III and FSEP International will make a capital call on each of their respective limited partners to generate approximately $52 million to fund VB Investment. This amount will be used to fund a portion of the cash payments to the Issuer's stockholders in the Merger. Additional funds will be obtained by the Issuer from a new $110 million term loan credit facility and a $50 million revolving credit facility being arranged by VB Investment on behalf of the Issuer through Merrill Lynch Capital Corporation (the "Debt Financing"). A copy of the commitment letter with respect to such facility is attached hereto as Exhibit 3.

        C.      Agreement.

                On June 13, 1995, an Agreement, dated as of June 13, 1995 (the "Agreement") was executed by each of the Vernon Filing Persons, FSEP III and FSEP International.

                Pursuant to the Agreement, each of the Vernon Filing Persons has agreed to vote all shares of Issuer Common Stock held by her or him (i) in favor of the Merger and (ii) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (a) a merger, consolidation or other business combination involving the Issuer or its subsidiaries, (b) a sale, lease or transfer of a material amount of assets of the Issuer or its subsidiaries, (c) a reorganization, recapitalization, dissolution or liquidation of the Issuer or its subsidiaries, (d) any material change in the present capitalization of the Issuer or any amendment of the Issuer's Certificate of Incorporation, or (e) any other action which could reasonably be expected to impede, interfere with, delay, postpone, discourage or materially adversely affect the Merger or the transactions contemplated by the Merger Agreement. These voting provisions terminate 10 months from the date of the Agreement, except for the provisions in clauses (c) and (d), which terminate 6 months from the date of the Agreement. In the Agreement, each of the Vernon Filing Persons grants to and appoints Spogli and Roth her or his irrevocable proxy and attorney-in-fact to vote her or his shares of Issuer Common Stock in accordance with the foregoing.

        The Agreement also provides that none of the Vernon Filing Persons shall
(i) transfer, exchange or pledge, hypothecate or encumber in any way the shares of Issuer Common Stock beneficially owned by her or him (with certain exceptions), (ii) solicit or initiate negotiations with any other party concerning (a) a tender offer, merger or sale of any or substantially all assets involving the Issuer or (b) any sale of shares of capital stock or an option or warrant to purchase shares of capital stock or any Acquisition Transaction (as defined therein).

                The foregoing description is qualified in its entirety by the Agreement which is attached hereto as Exhibit 4 and incorporated herein by reference.

        D.      Stockholders Agreement.

                The Agreement contemplates that, upon consummation of the Merger, FSEP III and FSEP International (collectively, the "FS Stockholder") and Lillian and David will enter into a Stockholders Agreement (the "Stockholders Agreement"), with respect to the shares of Issuer Common Stock owned by each of them. The Stockholders Agreement will provide (among other things) for certain rights of first refusal, tag along rights, rights of first offer and bring along rights, all as more specifically described therein. In addition, the Stockholders Agreement will provide that the Board of Directors of the Issuer will be comprised of seven directors, with Lillian designating one director and Lillian and the FS Stockholder jointly designating two directors, with one of such members to be a current outside member of the Issuer's Board of Directors. Without the affirmative vote or written consent of the director nominated by Lillian, the Issuer may not, subject to certain exceptions, take certain actions, including (i) sell assets with a value in excess of $50 million, (ii) purchase assets with a value in excess of $75 million, (iii) incur indebtedness over a stated amount, and (iv) engage in a public offering of Issuer Common Stock within one year of the consummation of the Merger. These approval rights terminate after two years or if Lillian is no longer entitled to nominate a director pursuant to the Stockholders Agreement. The Stockholders Agreement will also provide for certain registration rights.

                The foregoing description is qualified in its entirety by the form of the Stockholders Agreement which is attached hereto as Exhibit 5 and incorporated herein by reference.

        E.      Limited Partnership Agreements.

                Capital Partners is the sole general partner of FSEP III under an Amended and Restated Agreement of Limited Partnership dated as of August 25, 1993, as amended (the "FSEP III Agreement"). The FSEP III Agreement provides for the formation of FSEP III as a partnership to invest the funds of the partnership in private equity investments. Capital Partners, as general partner of FSEP III, has the exclusive right and power to manage the business and affairs of the partnership, including the power to purchase and dispose of Issuer Common Stock owned by FSEP III. The general partner and limited partners of FSEP III have certain rights to receive the proceeds of the sales of securities, if any, in accordance with the FSEP III Agreement. FS Holdings is the sole general partner of Capital Partners and has the exclusive right and power to manage the business and affairs of Capital Partners. Freeman, Spogli, Wardlaw, Simmons and Roth are the directors, executive officers and sole shareholders of FS Holdings.

                FS&Co. International is the sole general partner of FSEP International under an Agreement of Limited Partnership dated as of February 25, 1994 (the "FSEP International Agreement"). The FSEP International Agreement provides for the formation of FSEP International as a partnership to invest the funds of the partnership in private equity investments. FS&Co. International, as general partner of FSEP International, has the exclusive right and power to manage the business and affairs of the partnership, including the power to purchase and dispose of Issuer Common Stock owned by FSEP International. The general partner and limited partners of FSEP International have certain rights to receive the proceeds of the sales of securities, if any, in accordance with the FSEP International Agreement. International Holdings is the sole general partner of FS&Co. International and has the exclusive right and power to manage the business and affairs of FS&Co. International. Freeman, Spogli, Wardlaw, Simmons and Roth are the directors, executive officers and sole shareholders of International Holdings.

Item 7. Material to be Filed as Exhibits.

        The Filing Persons file as exhibits the following:

        Exhibit 1. Joint Reporting Agreement among FSEP III, Capital Partners, FS Holdings, FSEP International, FS&Co. International, International Holdings, Spogli, Roth and VB Investment dated June 13, 1995.

        Exhibit 2. Agreement and Plan of Merger between VB Investment and the Issuer dated as of June 13, 1995.

        Exhibit 3. Commitment Letter of Merrill Lynch Capital Corporation dated June 13, 1995.

        Exhibit 4. Agreement among FSEP III, FSEP International and each of the Vernon Filing Persons dated as of June 13, 1995.

        Exhibit 5. Form of Stockholders Agreement among the Issuer, FSEP III, FSEP International, Lillian and David.







               SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 13, 1995

                FS EQUITY PARTNERS III, L.P.,
                a Delaware limited partnership

                By:     FS Capital Partners, L.P.
                        Its:    General Partner

                        By:     FS Holdings, Inc.
                                Its:    General Partner


                                By:     /s/ William M. Wardlaw
                                        William M. Wardlaw
                                        Title:  Vice President


                FS CAPITAL PARTNERS, L.P.,
                a California limited partnership

                By:     FS Holdings, Inc.
                        Its:    General Partner


                        By:     /s/ William M. Wardlaw
                                William M. Wardlaw
                                Title:  Vice President


                FS HOLDINGS, INC.,
                a California corporation


                By:     /s/ William M. Wardlaw
                        William M. Wardlaw
                        Title:  Vice President






                FS EQUITY PARTNERS INTERNATIONAL, L.P.,
                a Delaware limited partnership

                By:     FS&Co. International, L.P.
                        Its:    General Partner

                        By:     FS International Holdings Limited
                                Its:    General Partner


                                By:     /s/ William M. Wardlaw
                                        William M. Wardlaw
                                        Title:  Vice President


                FS&CO. INTERNATIONAL, L.P.,
                a Cayman Islands exempted limited partnership

                By:     FS International Holdings Limited
                        Its:    General Partner


                        By:     /s/ William M. Wardlaw
                                William M. Wardlaw
                                Title: Vice President


                FS INTERNATIONAL HOLDINGS LIMITED,
                a Cayman Islands exempted company limited by shares


                By:     /s/ William M. Wardlaw
                        William M. Wardlaw
                        Title: Vice President


                VB INVESTMENT CORPORATION,
                a Delaware corporation


                By:     /s/ William M. Wardlaw
                        William M. Wardlaw
                        Title: Vice President








                        /s/ Ronald P. Spogli
                        Ronald P. Spogli



                        /s/ John M. Roth
                        John M. Roth





                                   EXHIBIT INDEX
                                                                        Sequential
                                                                        Page No.
Exhibit 1       Joint Reporting Agreement among FSEP III,
                Capital Partners, FS Holdings, FSEP International,
                FS&Co. International, International Holdings,
                Spogli, Roth and VB Investment dated June 13, 1995.

Exhibit 2 Agreement and Plan of Merger between VB Investment and the Issuer dated as of June 13, 1995.

Exhibit 3       Commitment Letter of Merrill Lynch Capital
                Corporation dated June 13, 1995.

Exhibit 4 Agreement among FSEP III, FSEP International and each of the Vernon Filing Persons dated as of June 13, 1995.

Exhibit 5       Form of Stockholders Agreement among the Issuer,
                FSEP III, FSEP International, Lillian and David.